Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

July 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michele M. Anderson

Re:	NextWave Wireless LLC
Registration Statement on Form 10
Filed May 1, 2006
File No. 0-51958

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated July 13, 2006, regarding the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-51958, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.
We note your new disclosure regarding the pending $160.5 million acquisition of wireless spectrum held by WCS Wireless, Inc., your commitment letter from Avenue Capital Corporation for expected net proceeds of $297.5 million after offsetting $52.5 million for an “original issue discount,” and the agreement to issue warrants at an exercise price of $0.01 per share to purchase an aggregate of 5% of NextWave’s outstanding shares of common stock. Please revise to address the following:

•
clearly state in the summary and MD&A sections that you intend to issue the notes to Avenue Capital Corporation and indicate whether it is affiliated with Avenue Capital Group, an entity with which one of your directors is a manager;

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

•
in MD&A, clarify the purpose of offsetting $52.5 million from the proceeds from the debt offering, identify the party that will receive the $52.5 million and summarize the services provided in exchange for the payment;

•	where applicable, identify the party that will receive the warrants to purchase an aggregate of 5% of NextWave’s outstanding shares of common stock;

•	file the commitment letter as an exhibit to the registration statement; and

•
in your response to this comment letter, please advise us, with a view towards further disclosure, as to whether the warrants to be issued in connection with the WCS Wireless acquisition are the same as or are in addition to those warrants the company is obligated to issue to Station 4 if that entity “makes a significant contribution to a transaction in which NextWave acquires the use of a substantial amount of certain types of spectrum....” Also clarify what constitutes a “significant contribution” under the agreement.

The Registration Statement has been revised on pages 2 and 55 in order to describe the terms of the Company’s private placement of its secured notes, which was completed on July 17, 2006.

As reflected in the Registration Statement on pages 2 and 55, the secured notes were issued at 85% of their face amount, creating original issue discount of $52.5 million. The Company will be obligated to pay the secured notes at their full face value of $350 million, and the original issue discount will provide the note purchasers with a yield that is in addition to the coupon interest rate upon repayment of the notes. The original issue discount was negotiated with the note purchasers as part of the overall commercial terms of the notes. The amount does not constitute a placement agent fee or a fee for services of any kind.

The Company filed the related Note Purchase Agreement, Warrant, Registration Rights Agreement, Guaranty, Parent Guaranty and Security Agreement as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 10.3 to the Company’s Current Report on Form 8-K dated July 21, 2006, and has incorporated these Exhibits by reference as Exhibits to the Registration Statement. The commitment letter was superseded by the terms of the definitive agreements referred to above. Accordingly, the Company has not filed the commitment letter as an exhibit to the Registration Statement.

In connection with the private placement, NextWave Wireless Inc. issued to the purchasers of the secured notes warrants to purchase up to 5% of its issued and outstanding common stock, as of the date of the corporate conversion merger and before the exercise of any warrants. No warrants were issued to Station 4 or any other party in connection with the WCS Wireless acquisition.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

2.	We remind you that we will require sufficient time to review the Form S-4 and exhibits to be filed by NextWave Wireless Inc. once we resolve the comments on your Form 10.

The Company acknowledges your comment and plans to file its Form S-4 so as to provide the Staff with adequate time to review and comment.

Summary, page 1

3.
As requested by our prior comment 4, revise the summary section to include your factual support for your statement that PacketVideo is “one of the world’s leading providers of embedded multimedia software...,” and clarify in what way PacketVideo is “leading.” Your revisions should make clear upon what standard or measure you base your claim. Also provide support for the statement on page 19 that “PacketVideo is already the industry’s leading provider of device embedded, mobile multimedia software,” as the supplementary materials you provided to us do not appear to support such a claim. In addition, revise the registration statement to identify the sources for this and other third-party statements appearing in your document that are not publicly available. To the extent you paid for the reports, disclose that fact as well. Furthermore, we remind you to file any consents of third-parties that you obtained as exhibits to the Form S-4.

The Company believes that PacketVideo is one of the world’s leading providers of embedded multimedia software. However, in response to the Staff’s comment the Registration Statement has been revised to eliminate the references to “leading”.

The Company did not pay for any third party reports that are referenced in the Registration Statement.

It is the Company’s understanding that Item 601(b)(23) requires the filing of consents of experts and counsel. The Company respectfully contends that the third-parties it cites as support for its industry statements should not be considered “experts” for purposes of Item 601(b)(23). The Company does not intend to “expertise” this industry information but rather wanted to simply reference the source of its background information about the telecommunications industry.

Risk Factors, page 36

4.
Add a risk factor discussing the company’s negotiations with the FCC to extend the substantial compliance date from July 2007 to July 2010 and the possibility that the company will have to spend $40 million over the next 12 months if those negotiations are unsuccessful.

The risk factor on page 41 has been revised in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

Risks Related to Our PacketVideo Business, page 40

5.
We note your response to our prior comment 15. Since you state that “[i]f any of these customers decides not to embed PacketVideo software into their mobile phones and devices, decides to terminate their license agreements with PacketVideo or otherwise reduces the amount of PacketVideo software..., our PacketVideo revenues and results of operations could be materially adversely affected,” it is not apparent how none of your largest client contracts or license agreements in terms of revenues would be considered material or one upon which you are substantially dependent. Furthermore, it is unclear how “the revenue produced by the referenced PacketVideo customer agreements is not material to the Company as a whole” when the customers accounted for 22%,14% and 11% of your revenues for the period ended December 31, 2005. Please provide an expanded analysis of why the contracts with the three significant customers are not contracts upon which your business is substantially dependent and are not required to be filed under Item 601(b)(10) of Regulation S-K. In your response, clarify the nature and contents of the contracts with these customers, including the meaning of “project” as it relates to the contracts typically being entered into “on a project-by-project basis.” Also revise the Business section of the registration statement to name the three significant customers. We may have further comment based upon your response.

The Registration Statement has been revised on page 36 in response to the Staff’s request to name the three significant customers.

The Company respectfully resubmits its position that its core WiMAX technology business is not dependent on any of PacketVideo’s customer contracts. As described in the Registration Statement, the Company intends to focus its business activities on developing WiMAX certified products and related technologies that will help network providers build, maintain and operate mobile WiMAX networks. The Company envisions that PacketVideo’s software products (along with the Company’s spectrum assets) could complement the Company’s suite of WiMAX certified products and consequently provide network operators with a unique and broad suite of mobile WiMAX network solutions. While the Company acknowledges that the revenue produced by the referenced PacketVideo customer agreements constitute the majority of the Company’s current revenue stream, given the Company’s current liquidity position, the funding of the future development of its core WiMAX technology business is not dependent on the revenues of PacketVideo. Therefore, the Company respectfully submits that the Company’s business is not substantially dependent on any of PacketVideo’s customer contracts.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

As a matter of clarification, PacketVideo often enters into software development contracts with its customers for each product offering, so that different contractual provisions govern distinct product offerings. For instance, PacketVideo will often enter into separate product development agreements with its OEM customers for each of its embedded software products, i.e. its music-on-demand software and its video-conferencing software. Often in its arrangements with carrier customers, PacketVideo enters into separate contracts depending on the brand of telephone. As noted in our previous response, these contracts generally do not obligate the carriers or manufacturers to market or distribute any of PacketVideo’s applications. Based on these facts, the Company contends that while the relationships with the named customers are indeed important to PacketVideo’s business, there is nothing in these contracts that guarantee that these customers will continue to use PacketVideo for future software development projects, or to use or distribute PacketVideo’s software.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

6.
Revise the Overview section to provide investors with an executive level introduction to PacketVideo, including relevant economic or industry-wide factors, a discussion of how the subsidiary earns revenue and income (i.e., expand on how it earns revenues through contract services as compared to royalties) and any material opportunities, challenges, risks, material trends or uncertainties relating to it.

The Registration Statement has been revised on page 50 in response to the Staff’s comment.

7.
Revise to provide greater insight into the trends and uncertainties associated with your results of operations. See prior comment 17. For example, revise to analyze in what ways and to what extent your general and administrative costs will increase as your business grows. As another example, address the costs associated with being a public company, quantifying the increase in expenses to the extent practicable. These are examples only.

The Registration Statement has been revised on page 51 in response to the Staff’s comment.

Liquidity and Capital Resources, page 60

8.
Revise MD&A to expand the summary of your arrangement with Station 4, as disclosed on page F-17. Disclose whether or not the warrants that have been or will be issued to Station 4 will be convertible into shares of common stock of NextWave Wireless Inc. following the corporate conversion, and specify when Station 4 would receive the additional 5 million warrants under the Advisory Services Agreement. Also, file the Advisory Services Agreement as an exhibit to the registration statement or advise us why you believe you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K. We note that the successful acquisition of spectrum licenses is essential to your current plan of operations, and that Station 4 has earned numerous warrant exercise credits in connection with advising NextWave on the acquisition of spectrum licenses.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

The Registration Statement has been revised on page F-17. In addition, the Staff is supplementally informed that none of the potential additional warrants have been issued under the Advisory Agreement, and that Station 4 is not currently advising the Company on any pending spectrum acquisitions. Because Station 4 is not actively advising the Company on spectrum transactions, and because the additional warrants potentially issuable under the Advisory Services Agreement constitute less than 1% of the Company’s fully diluted equity securities, the Company does not believe the Advisory Services Agreement constitutes a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

9.
When discussing the acquisition of spectrum licenses and financing that occurred after the three months ended April 1, 2006, analyze the impact that those transactions will have on your results of operations, financial condition, and liquidity on a going forward basis. The analysis should “focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” See General Instruction 3 to Item 303(a) of Regulation S-K. Further, compare the rates at which you were able to purchase that spectrum with going market rates, discussing whether prices for spectrum licenses suitable for providing WiMAX compatible services have increased significantly in the last few years. We note your statement on page 12 that your company has “assembled our spectrum portfolio at an attractive average price per MHz-POP.”

The Registration Statement has been revised on pages 54 and 55 to address the Staff’s comment on the impact of the spectrum licenses and financing.

The Company believes it has assembled its spectrum portfolio at attractive purchase prices. However due to the difficulty in providing a concise comparison of the rates at which we were able to purchase spectrum with “going market rates”, we have removed the reference to our “attractive price per MHz-POP”.

10.
We reference your revised disclosure on page 62 of your belief that “our revenues, cash and short-term investments and financing activities will be sufficient to fund our operating activities until we achieve profitability.” Revise to clarify whether this statement takes into account the receipt of $297.5 million in proceeds from the notes placement and possible expenditure of $40 million if the substantial service dates are not extended. Also specify a timeframe for this statement by clarifying when you expect to achieve commercial deployment of your WiMAXplus technologies and products, commence sales and attain profitability, as requested in prior comment 17. Similarly indicate if your belief regarding the adequacy of PacketVideo’s operating cash flows covers the next 12 months and beyond. Note that you should discuss your ability to meet upcoming cash requirements over both the short and long term. Refer to Section IV of Release 33-8350.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

The Registration Statement has been revised on page 55 in response to the Staff’s comment. At this time, the Company is not able to project with certainty the timing for commercial deployment of its WiMAXplus technologies and products. Accordingly, we have revised the statement as to the sufficiency of our funding to reference a period of time rather than an event.

11.	To the extent known, disclose the anticipated terms of the senior secured notes to be issued in the private placement, including any material covenants and default provisions.

The Registration Statement has been revised on page 55 in response to the Staff’s comment.

Financial Statements for the Three-month Period Ended April 1, 2006

Financial Statements and Notes

Note 7. Subsequent Events, page F-17

12.
We note in the first paragraph that you have entered into a binding acquisition agreement to purchase all of the outstanding common shares of WCS Wireless, Inc. and that the total cost is expected to be approximately $160.5 million in cash. Please provide in your Form 10 audited financial statements of WCS Wireless, pursuant to Rule 3-05 of Regulation S-X, and the related pro forma financial information, pursuant to Article 11 of Regulation S-X, or explain to us why you are not required to do so. You should also discuss in MD&A the impact of the acquisition on your financial condition, results of operations, and earning trends.

The Company has evaluated the WCS Wireless, Inc. acquisition under the provisions of SFAS 141 and related accounting literature EITF 98-3, to determine if the acquisition meets the definition of a business. The wireless spectrum licenses included in WCS were owned by a company that filed for bankruptcy. The wireless spectrum was then sold to a venture capitalist who placed the spectrum in a shell company, WCS Wireless. WCS had no employees and hired two consultants to maintain the licenses to ensure compliance with FCC regulations while the venture capitalist marketed the spectrum for sale. The Company purchased WCS Wireless from the venture capitalist. The Company has concluded that the acquisition of WCS Wireless represents the acquisition of an asset (e.g. wireless licenses) rather than a business based on the following:

•
WCS Wireless has no employees, no revenues, no customers or viable products. While the absence of any one of these factors individually is not conclusive evidence that the acquisition of WCS Wireless was the acquisition of an asset, the absence of all of these factors, in conjunction with the two points mentioned below, provides compelling evidence that an asset rather than a business was acquired;

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

•
While the acquisition is of the capital stock of WCS Wireless, WCS Wireless would be considered a development stage company. Pursuant to EITF 98-3, a development stage company that has not commenced planned principal operations is not presumed to be a business;

•
The wireless spectrum represents 99% of the total assets of WCS Wireless. Thus, in accordance with EITF 98-3, all but a de minimis amount of the assets of WCS Wireless are concentrated into one type of asset, wireless licenses, and pursuant to EITF 98-3, this concentration of value is an indicator that an asset rather than a business is being received.

The Registration Statement has been revised on page 55 in response to the Staff’s request to clarify the impact of the WCS Wireless acquisition on financial condition, results of operations, and earning trends.

13.
We note in the second paragraph that in the second quarter, you entered into a lease agreement for wireless spectrum with an initial period of ten years, with two ten year renewal options, for $16 million, payable in advance. So that we may better understand your accounting, advise us of your accounting for the lease and why you are required to make full lease payments in advance for the initial period. Cite relevant accounting literature in supporting your accounting.

The lease and the related wireless spectrum asset will be recorded at fair value in accordance with SFAS No. 142, which equals the present value of the cash flows. The payment for the entire lease period was required at the inception of the lease period by the lessor as part of the negotiated commercial terms for this lease transaction. Wireless licenses for which NextWave has acquired lease rights from third parties are considered to have finite lives and are amortized over the contractual life of the lease. The Registration Statement has also been revised on pages 54 and 55 to further clarify the lease arrangement in response to the Staff’s comment.

Financial Statements for the Year Ended December 31, 2005

Financial Statements and Notes

Note 2. Business Combination

Acquisition of PacketVideo, Page F-33

14.
Refer to the third paragraph. We note that you utilized a third party valuation specialist in the purchase price allocation of the PacketVideo acquisition. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include in the Form S-4 to be filed by NextWave Wireless Inc. the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise or advise us.

The Registration Statement has been revised on page F-33 in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
July 24, 2006

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours, /s/ Marita A. Makinen Marita A. Makinen

cc:	Michele M. Anderson
Derek B. Swanson